TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three months ended March 31, 2022 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of May 3, 2022. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 20.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is advancing towards construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2022	2021	Change
Tons mined (millions)	20.3	32.0	(11.7)
Tons milled (millions)	7.0	7.2	(0.2)
Production (million pounds Cu)	21.4	22.2	(0.8)
Sales (million pounds Cu)	27.4	22.0	5.4

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change
Revenues	118,333	86,741	31,592
Earnings from mining operations before depletion and amortization*	42,773	30,313	12,460
Cash flows provided by (used for) operations	51,753	(3,283)	55,036
Adjusted EBITDA*	38,139	23,722	14,417
Adjusted net income (loss)*	6,162	(5,534)	11,696
Per share - basic ("Adjusted EPS")*	0.02	(0.02)	0.04
Net income (loss) (GAAP)	5,095	(11,217)	16,312
Per share - basic ("EPS")	0.02	(0.04)	0.06

TASEKO MINES LIMITED Management's Discussion and Analysis

 First Quarter Review

  First quarter earnings from mining operations before depletion and amortization* was $42.8 million, Adjusted EBITDA* was $38.1 million and cash flow from operations was $51.8 million;

  Gibraltar sold 27.4 million pounds of copper in the quarter (100% basis) at record average realized copper prices of US$4.59 per pound in the quarter resulting in $118.3 million of revenue for Taseko;

  The Gibraltar mine produced 21.4 million pounds of copper and 236 thousand pounds of molybdenum in the first quarter. Copper head grades were 0.19% and copper recoveries were 80.2%;

  Total site costs* increased by 9% in the quarter primarily due to the impact of higher diesel costs;

  Adjusted net income* was $6.2 million ($0.02 per share) and GAAP Net income was $5.1 million ($0.02 per share) and were reduced by a $2.3 million realized derivative loss ($0.01 per share) related to copper options that expired in the quarter;

  The Company has approximately $273 million of available liquidity at March 31, 2022, including a cash balance of $213 million and its undrawn US$50 million revolving credit facility;

  Development costs incurred for Florence Copper were $25.2 million in the quarter and included further payments for major processing equipment for the SX/EW plant, other pre-construction activities and ongoing site costs;

  The Company now has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound for more than 90% of its attributable production in 2022;

  The EPA continues to advance their review process and is expected to publicly issue the draft Underground Injection Control permit shortly, and then a public comment period will commence; and

  In March 2022,  the Company announced a new 706 million ton proven and probable sulphide reserve for the Gibraltar mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Tons mined (millions)	20.3	23.3	25.2	24.9	32.0
Tons milled (millions)	7.0	7.4	7.4	7.2	7.2
Strip ratio	2.6	2.2	1.3	2.3	6.0
Site operating cost per ton milled (Cdn$)*	$11.33	$9.94	$8.99	$9.16	$8.73
Copper concentrate
Head grade (%)	0.19	0.24	0.28	0.22	0.19
Copper recovery (%)	80.2	80.4	84.2	83.3	81.5
Production (million pounds Cu)	21.4	28.8	34.5	26.8	22.2
Sales (million pounds Cu)	27.4	23.8	32.4	26.7	22.0
Inventory (million pounds Cu)	4.0	9.9	4.9	3.5	3.6
Molybdenum concentrate
Production (thousand pounds Mo)	236	450	571	402	530
Sales (thousand pounds Mo)	229	491	502	455	552
Per unit data (US$ per pound produced)*
Site operating costs*	$2.95	$2.02	$1.53	$2.02	$2.23
By-product credits*	(0.18)	(0.30)	(0.25)	(0.25)	(0.27)
Site operating costs, net of by-product credits*	$2.77	$1.72	$1.28	$1.77	$1.96
Off-property costs	0.36	0.22	0.29	0.25	0.27
Total operating costs (C1)*	$3.13	$1.94	$1.57	$2.02	$2.23

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

First Quarter Review

Copper production in the first quarter was 21.4 million pounds and was impacted by lower grades and recoveries from ore mined in the upper benches of the Gibraltar pit. Ore quality is expected to improve for the remainder of the year as mining progresses deeper into the Gibraltar pit.

A total of 20.3 million tons were mined in the first quarter with the decrease from 2021 rates due to longer haul distances in the current phase of mining.  Heavy snowfall coupled with extremely cold temperatures also impacted mine equipment and mill availabilities in January. Mill throughput improved throughout the quarter exceeding name plate capacity (85,000 tpd) by 3% in March due to the softer nature of Gibraltar ore.

The strip ratio increased over the prior quarter due to the higher initial stripping rates of the Gibraltar pit.  Gibraltar ore will make up the balance of ore for the rest of 2022 as mining in the current phase of Pollyanna will be completed in the second quarter. Ore stockpiles also decreased by 1.4 million tons in the first quarter in accordance with the mine plan.

Total site costs* at Gibraltar of $75.0 million (which includes capitalized stripping of $15.1 million) for Taseko's 75% share was $6.4 million higher than the same quarter last year due primarily to higher diesel prices which were 46% higher than 2021, rising steel prices in grinding media as well as increases in other mining costs.

Molybdenum production was 236 thousand pounds in the first quarter with lower grades associated with the Gibraltar ore.  At an average molybdenum price of US$19.08 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.18 in the first quarter.

The Company realized 27.4 million pounds of copper sales in the first quarter which was 6.0 million pounds higher than copper production of 21.4 million pounds. Major disruption to the highway and rail infrastructure in southwest British Columbia from severe rainstorms and flooding in November 2021 prevented significant production from being delivered to the port for shipping last quarter. Finished inventory was 4.0 million pounds at the end of March in line with historical average levels.

Off-property costs per pound produced* were US$0.36 for the first quarter which is higher than normal as it includes the off-property costs related to the additional 6.0 million pounds of excess inventory sold in the period.

Total operating costs per pound produced (C1)* were US$3.13 for the quarter and were US$0.90 per pound higher than the first quarter last year as shown in the graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

Of the US$0.90 variance in C1 costs in the first quarter of 2022 compared to the prior year quarter, US$0.30 was due to less mining costs being capitalized, US$0.23 was due to decreased copper production and higher offsite costs which are a result of high sales volumes (i.e. not variable with production volumes), US$0.21 was due to increased prices for diesel and other inputs, US$0.10 was due to lower molybdenum production, and US$0.06 was due to other site operating costs increases.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce 115 million pounds (+/- 5%) of copper in 2022 on a 100% basis, with production weighted to the back half of the year and with the first quarter being the lowest production quarter.

Strong metal prices and US dollar combined with our copper hedge protection should continue to provide tailwinds for  strong financial performance and operating margins at the Gibraltar mine over the coming year. Copper prices in the first quarter averaged US$4.53 per pound and are currently around US$4.30 per pound.  Molybdenum prices are currently US$19.22 per pound, 20% higher than the average price in 2021.

The Company has a long track record of purchasing copper price options to manage copper price volatility.  This strategy provides security over the Company's cash flow as it prepares for construction of Florence Copper while continuing to provide significant copper price upside should copper prices continue at current levels or increase further. In particular, the Company currently has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound for more than 90% of its attributable production for the remainder of 2022.

In March 2022, the Company announced a new 706 million ton proven and probable sulphide reserve for the Gibraltar mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

Highlights from the new reserve:

• 706 million tons grading 0.25% copper;

• Recoverable copper of 3.0 billion pounds and 53 million pounds of molybdenum;

• 23 year mine life with average annual production of approximately 129 million pounds of copper and 2.3 million pounds of molybdenum;

• Life-of-mine average strip ratio of 2.4:1; and

• After-tax NPV of $1.1 billion (75% basis) and free cash flow of $2.3 billion (75% basis) at a long-term copper price of US$3.50 per pound1.

1 The NPV and cash flow is based on copper prices of $4.25 (2022), $3.90 (2023) and US$3.50 per pound long-term, and a molybdenum price of US$18 (2022), US$15 (2023) and US$13 per pound long-term, a foreign exchange rate of 1.3:1 (C$:US$), and a discount rate of 8%.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life.  With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has successfully operated a Production Test Facility ("PTF") since 2018 at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company's published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ"). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control permit ("UIC") from the U.S. Environmental Protection Agency ("EPA"), which is the final permitting step required prior to construction of the commercial ISCR facility. On November 22, 2021, the EPA provided the Company with an initial draft of the UIC permit. Taseko's project technical team completed its review of the draft UIC permit in early December 2021 and no significant issues were identified. The EPA continues to advance their review process and is expected to publicly issue the draft UIC permit shortly, and then a 45-day public comment period will commence.

Detailed engineering and design for the commercial production facility was completed in 2021 and procurement activities are well advanced with the Company making initial deposits and awarding the key contract for the major processing equipment associated with the SX/EW plant. The Company incurred $25.2 million of costs for Florence in the first quarter of 2022 including for the commercial facility activities and also had outstanding purchase commitments of $27.9 million as at March 31, 2022.  Deploying this strategic capital and awarding key contracts will assist with protecting the project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions and ensure a smooth transition into construction once the final UIC permit is received.

At current copper prices, the Company expects to be able to fund construction of the commercial facility from its existing sources of liquidity and cashflows from Gibraltar.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

TASEKO MINES LIMITED Management's Discussion and Analysis

New Prosperity Gold-Copper Project

In December 2019, the Tŝilhqot'in Nation, as represented by the Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and in December 2021, the parties agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

MARKET REVIEW

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$4.30 per pound with continued upside amongst a very bullish market backdrop and sentiment. In March 2022, copper reached a record high of US$5.09 per pound due to uncertainty arising from the Ukraine conflict, rising inflation rates and low warehouse inventory levels. Copper prices have steadily recovered since the onset of COVID-19 due to these tight physical market conditions, ensuing supply chain bottlenecks, inflation pressures caused by economic stimulus measures and from geopolitical challenges.  These factors provide near term catalysts for higher copper prices to continue.  In addition, material changes to taxes and royalty rates in key copper producing countries, the potential nationalization of large copper mines and threats of strikes and civil unrest notably in Peru also remain a risk to copper supply in the near term. While some analysts predict a potential copper market balance by 2023 or 2024 based on current development projects under construction, the longer-term outlook for copper remains extremely favorable particularly with the focus on government investment in construction and infrastructure including initiatives focused on the energy transition and the electrification of transportation which are inherently copper intensive. Europe's imminent need to transition away from Russian energy dependence and invest further in alternative energy should also accelerate growth in the demand for copper. This increased demand for copper after years of under investment by the copper industry in new primary mine supply coupled with inherently low recycling rates is expected to support strong copper prices well into the later part of the decade.

TASEKO MINES LIMITED Management's Discussion and Analysis

Approximately 6% of the Company's revenue is made up of molybdenum sales. During 2021, the average molybdenum price was US$15.94 per pound and reached above US$20.00 per pound for a period.  Molybdenum prices are currently around US$19.22 per pound with a strong outlook for the remainder of 2022, driven by steel demand from the global recovery, and a boom in the oil and gas sector due to the Ukraine conflict. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar strengthened throughout the quarter due to rising oil and commodity prices although average exchange rates in the first quarter were similar to the prior quarter.

FINANCIAL PERFORMANCE

Earnings

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
Net income (loss)	5,095	(11,217)	16,312
Unrealized foreign exchange (gain) loss	(4,398)	8,798	(13,196)
Realized foreign exchange gain on settlement of long-term debt	-	(13,000)	13,000
Loss on settlement of long-term debt	-	5,798	(5,798)
Call premium on settlement of long-term debt	-	6,941	(6,941)
Unrealized loss on copper put and fuel call options	7,486	802	6,684
Estimated tax effect of adjustments	(2,021)	(3,656)	1,635
Adjusted net income (loss)*	6,162	(5,534)	11,696

The Company's adjusted net income was $6.2 million ($0.02 per share) for the three months ended March 31, 2022, compared to an adjusted net loss of $5.5 million ($0.02 loss per share) for the same period in 2021. The increased adjusted net income in the current period was primarily due to higher copper sales volumes, higher average LME copper prices and lower depletion and amortization due to the revised Gibraltar reserve extending estimated economic useful lives. Partially offsetting these impacts was higher site costs due to the rising input costs and a decrease in waste stripping costs being capitalized in the first quarter of 2022 compared to the same prior period.

After inclusion of $4.4 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the strengthening Canadian dollar and unrealized losses on copper put options of $7.5 million for copper collars covering the remainder of 2022 and related tax effects, the Company's net income was $5.1 million ($0.02 per share) for the three months ended March 31, 2022, compared to a loss of $11.2 million ($0.04 loss per share) in the same prior period.

The GAAP net loss in the first quarter of 2021 was positively impacted by a net foreign exchange gain of $4.2 million arising from the revaluation of the new 2026 Notes due to the weakening US dollar trend in the first quarter of 2021 and settlement of the US$250 million 8.75% Senior Secured Notes ("2022 Notes"). The $12.7 million settlement loss recorded upon repayment of the 2022 Notes also increased the GAAP net loss in the first quarter of 2021.

No adjustments are made to adjusted net income (loss) for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
Copper contained in concentrate	114,455	78,750	35,705
Copper price adjustments on settlement	660	3,576	(2,916)
Molybdenum concentrate	4,070	5,686	(1,616)
Molybdenum price adjustments on settlement	102	868	(766)
Silver	1,519	1,224	295
Total gross revenue	120,806	90,104	30,702
Less: Treatment and refining costs	(2,473)	(3,363)	890
Revenue	118,333	86,741	31,592

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	19,780	15,919	3,861
Average realized copper price (US$ per pound)	4.59	4.09	0.50
Average LME copper price (US$ per pound)	4.53	3.86	0.67
Average exchange rate (US$/CAD)	1.27	1.27	-

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended March 31, 2022 increased by $35.7 million compared to the same period in 2021, with $22.2 million of the increase due to higher sales volumes of 3.9 million pounds (75% basis) and $13.5 million of the increase due to higher prevailing LME copper prices by US$0.67 per pound in the current quarter. Provisional price adjustments were also less of a factor in the first quarter of 2022 compared to 2021 which saw a relatively greater rising copper price environment.

Molybdenum revenues for the three months ended March 31, 2022 decreased by $1.6 million compared to the same period in 2021 due primarily to lower sales volumes by 242 thousand pounds (75% basis), partially offset by higher average molybdenum prices of US$19.08 per pound, compared to US$11.32 per pound for the same prior period.

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
Site operating costs	59,859	47,156	12,703
Transportation costs	5,115	3,305	1,810
Changes in inventories of finished goods	7,577	(2,259)	9,836
Changes in inventories of ore stockpiles	3,009	8,226	(5,217)
Production costs	75,560	56,428	19,132
Depletion and amortization	13,506	15,838	(2,332)
Cost of sales	89,066	72,266	16,800
Site operating costs per ton milled*	$11.33	$8.73	$2.60

TASEKO MINES LIMITED Management's Discussion and Analysis

Site operating costs for the three months ended March 31, 2022 increased by $12.7 million compared to the same prior period due to $4.4 million more in diesel costs and $1.9 million due to other input price increases including grinding media. There was also $6.4 million less in mining costs being capitalized in the first quarter ($15.1 million) compared to the first quarter in 2021 ($21.5 million).

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Due to flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at year end that was sold in the first quarter of 2022, which resulted in an increase in production costs of $7.6 million for Taseko's 75% share. In addition, the ore stockpile decreased by 1.4 million tons during the first quarter of 2022, which resulted in an increase in production costs of $3.0 million.

Depletion and amortization for the three months ended March 31, 2022 decreased by $2.3 million over the same prior period due to changes in estimates of the remaining mine life and units of production arising from the Gibraltar reserve update which extended the mine life by an additional 7 years.  Furthermore, ore tons that were mined from the Pollyanna pit in the first quarter of 2021 had a higher depreciation cost per ton compared to the current ore being mined from the Gibraltar pit.

Other operating (income) expenses

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
General and administrative	2,701	5,296	(2,595)
Share-based compensation expense	3,080	2,790	290
Realized loss on derivative instruments	2,347	1,189	1,158
Unrealized loss on derivative instruments	7,486	802	6,684
Project evaluation expenditures	168	312	(144)
Other income, net	(337)	(352)	15
	15,445	10,037	5,408

General and administrative expenses have decreased in the three months ended March 31, 2022, compared to the same prior period, primarily due to the accrual in 2021 for employment and consulting services related to retiring executives as part of the Company's succession plan.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense increased for the three months ended March 31, 2022, compared to the same period in 2021, primarily due to the higher amortized costs related to share option and performance share units. The increase is partially offset by lower expense on the revaluation of the liability for deferred share units resulting from the change in the Company's share price during the period. More information is set out in Note 14 of the Financial Statements.

For the three months ended March 31, 2022, the Company realized a loss on derivative instruments of $2.3 million for premiums paid for copper collars covering current first quarter production that settled out-of-the-money during the period. The realized loss of $1.2 million in the first quarter of 2021 relates primarily to copper put options covering the first quarter production that settled out of-the-money.

For the three months ended March 31, 2022, the net unrealized loss on derivative instruments of $7.5 million relates to the fair value adjustments on the outstanding copper collars covering the remainder of 2022. The net unrealized loss of $0.8 million in the first quarter of 2021 relates to the fair value adjustments on outstanding copper put and fuel call options.

TASEKO MINES LIMITED Management's Discussion and Analysis

Project evaluation expenditures represent costs associated with the New Prosperity project.

Finance expenses and income

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
Interest expense	10,690	9,746	944
Finance expense - deferred revenue	1,373	1,368	5
Accretion on PER	92	105	(13)
Finance income	(166)	(75)	(91)
Loss on settlement of long-term debt	-	5,798	(5,798)
	11,989	16,942	(4,953)

Interest expense for the three months ended March 31, 2022 increased from the prior year period due to higher overall interest accrued on the new senior secured notes issued in February 2021.

As part of the senior secured notes refinancing completed in February 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5.8 million, comprised of the write-off of deferred financing costs of $4.0 million and additional interest costs paid over the call period of $1.8 million.  The Company also paid a one-time redemption call premium of $6.9 million on the settlement of the 2022 Notes which is disclosed separately from finance expense.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021	Change
Current income tax expense	519	131	388
Deferred income tax (recovery) expense	669	(4,433)	5,102
Income tax (recovery) expense	1,188	(4,302)	5,490
Effective tax rate	18.9%	27.7%	(8.8)%
Canadian statutory rate	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-

The overall income tax expense for the three months ended March 31, 2022 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the current first quarter is lower than the combined B.C. mineral and income tax rate of 36.5% due to the non-taxability of unrealized foreign exchange gains on revaluation of the senior secured notes and as certain expenses such as finance charges and general and administration costs are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended March 31, 2021 and 2022, relative to net income (loss) for those periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

Current income taxes represents an estimate of B.C. mineral taxes payable for the first quarter.

FINANCIAL CONDITION REVIEW

Balance sheet review

	At March 31,	At December 31,
(Cdn$ in thousands)	2022	2021	Change
Cash and equivalents	212,727	236,767	(24,040)
Other current assets	81,355	100,460	(19,105)
Property, plant and equipment	869,547	837,839	31,708
Other assets	8,036	8,129	(93)
Total assets	1,171,665	1,183,195	(11,530)
Current liabilities	79,541	85,172	(5,631)
Debt:
Senior secured notes	490,616	497,388	(6,772)
Equipment related financings	29,669	34,361	(4,692)
Deferred revenue	48,126	45,356	2,770
Other liabilities	161,881	162,400	(519)
Total liabilities	809,833	824,677	(14,844)
Equity	361,832	358,518	3,314
Net debt (debt minus cash and equivalents)	307,558	294,982	12,576
Total common shares outstanding (millions)	286.3	284.9	1.4

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $31.7 million in the three months ended March 31, 2022, which includes $25.2 million for the development costs incurred for Florence Copper and capital expenditures at Gibraltar (both sustaining and capital projects).

Net debt increased by $12.6 million in the three months ended March 31, 2022, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the effect of a strengthening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

As at May 3, 2022, there were 286,326,919 common shares and 9,609,166 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the Financial Statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity, cash flow and capital resources

At March 31, 2022, the Company had cash and equivalents of $212.7 million (December 31, 2021 - $236.8 million).

Cash flow provided by operations during the three months ended March 31, 2022 was $51.8 million compared to cash flow used by operations of $3.3 million for the same prior period due higher copper prices and sales volumes and partially offset by lower capitalized stripping in the first quarter of 2022. Cash flow provided by operations in the current period was positively impacted by the sale of excess inventory whereas in the first quarter of 2021, $23.8 million in accounts receivable for shipments made in the quarter were paid in the following quarter.

Cash used for investing activities during the three months ended March 31, 2022 was $47.9 million compared to cash used for investing activities of $44.0 million for the same prior period. Investing cash flows in the first quarter includes $22.3 million for capital expenditures at Gibraltar (which includes $15.1 million for capitalized stripping costs, $3.6 million for sustaining capital, and $3.6 million for capital projects), $21.0 million of cash expenditures for Florence Copper and $4.3 million for the purchase of copper collars covering production for the second half of 2022.

Net cash used for financing activities for the three months ended March 31, 2022 was $25.1 million comprised of principal repayments for equipment loans and leases of $5.0 million, interest paid of $18.7 million and $1.9 million to settle performance share units that vested in January 2022. Net cash provided by financing activities for the three months ended March 31, 2021 was $160.7 million and included the net proceeds from the issuance of the US$400 million 7% senior secured notes ("2026 Notes") due in February 2026.

Liquidity outlook

The Company has approximately $273 million of available liquidity at March 31, 2022, including a cash balance of $213 million and an undrawn US$50 million revolving credit facility.

With a minimum US$4.00 per pound floor price for more than 90% of its expected copper production in 2022 as a result of copper collars in place, continued strong operating margins and cash flows are expected from Gibraltar in 2022.  Florence Copper has an estimated capital cost (including reclamation bonding and working capital) of approximately US$230 million based on the published 2017 NI 43-101 technical report. The Company does not have any significant capital plans for its other development projects over the next 12 months.  At current copper prices, the Company expects to be able to fund construction of the commercial facility at Florence Copper and planned expenditures at its other development projects from its existing sources of liquidity and cashflows from Gibraltar.

If copper prices decrease or Florence construction costs increase or if plans for other development projects materially change, the Company may require additional external funding.  The Company could raise additional capital if needed through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's  share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or partially funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place. Hedge positions are typically extended by adding incremental quarters at established put strike prices to provide the necessary price protection. The Company's hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar's estimated production costs, anticipated copper prices and the Company's capital requirements during the relevant period. In May 2021, the Company acquired copper collars securing a minimum copper price of US$4.00 and a ceiling copper price of US$5.60 per pound for 43 million pounds of copper over the first half of 2022. In the first quarter of 2022, the Company acquired additional copper collars securing a minimum copper price of US$4.00 and a ceiling copper price of US$5.40 per pound for 42 million pounds of copper over the second half of 2022.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.

	Notional amount	Strike price	Term to maturity	Original cost
At March 31, 2022
Copper collars	21.3 million lbs	US$4.00 per lb US$5.60 per lb	April to June 2022	$2.4 million
Copper collars	42.0 million lbs	US$4.00 per lb US$5.40 per lb	July to December 2022	$4.3 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Debt:
2026 Notes [1]	-	-	-	-	499,840	-	499,840
Interest	17,494	34,989	34,989	34,989	17,494	-	139,955
Equipment loans:
Principal	4,568	4,660	1,375	-	-	-	10,603
Interest	344	197	18	-	-	-	559
Lease liabilities:
Principal	7,102	2,698	1,325	1,291	896	-	13,312
Interest	408	287	182	100	24	-	1,001
Lease related obligation:
Rental payment	1,970	5,497	-	-	-	-	7,467
PER [2]	-	-	-	-	-	85,414	85,414
Capital expenditures	26,834	2,995	-	-	-	-	29,829
Other expenditures
Transportation related services [3]	8,461	11,013	11,013	4,578	823	-	35,888

1 In February 2021, the Company closed its offering of the 2026 Notes and a portion of the proceeds was used to redeem all of the 2022 Notes.

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    mine and Florence Copper. As at March 31, 2022, the Company has provided surety bonds totaling $59.4 million for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.3 million for reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $27.9 million at March 31, 2022.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $8.8 million as at March 31, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7.3 million as at March 31, 2022.

TASEKO MINES LIMITED Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2022	2021				2020
(Cdn$ in thousands, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	118,333	102,972	132,563	111,002	86,741	87,398	87,780	106,005
Net income (loss)	5,095	11,762	22,485	13,442	(11,217)	5,694	987	18,745
Basic EPS	0.02	0.04	0.08	0.05	(0.04)	0.02	-	0.08
Adjusted net income (loss) *	6,162	13,312	27,020	9,948	(5,534)	(7,473)	(5,754)	8,335
Adjusted basic EPS *	0.02	0.05	0.10	0.04	(0.02)	(0.03)	(0.02)	0.03
Adjusted EBITDA *	38,139	52,988	76,291	47,732	23,722	20,478	31,545	50,860

(US$ per pound, except where indicated)
Realized copper price	4.59	4.37	4.26	4.48	4.09	3.69	3.15	2.70
Total operating costs *	3.13	1.94	1.57	2.02	2.23	2.82	2.00	1.34
Copper sales (million pounds)	20.5	17.9	24.3	20.0	16.5	18.8	21.4	29.5

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2021 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three months ended March 31, 2022.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-month to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 14 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021
Salaries and benefits	4,872	3,554
Post-employment benefits	178	599
Share-based compensation expense	2,618	2,537
	7,668	6,690

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Cost of sales	89,066	57,258	65,893	74,056	72,266
Less:
Depletion and amortization	(13,506)	(16,202)	(17,011)	(17,536)	(15,838)
Net change in inventories of finished goods	(7,577)	13,497	762	(4,723)	2,259
Net change in inventories of ore stockpiles	(3,009)	4,804	6,291	2,259	(8,226)
Transportation costs	(5,115)	(4,436)	(5,801)	(4,303)	(3,305)
Site operating costs	59,859	54,921	50,134	49,753	47,156
Less by-product credits:
Molybdenum, net of treatment costs	(3,831)	(7,755)	(8,574)	(6,138)	(5,604)
Silver, excluding amortization of deferred revenue	202	(330)	300	64	(238)
Site operating costs, net of by-product credits	56,230	46,836	41,860	43,679	41,314
Total copper produced (thousand pounds)	16,024	21,590	25,891	20,082	16,684
Total costs per pound produced	3.51	2.17	1.62	2.18	2.48
Average exchange rate for the period (CAD/USD)	1.27	1.26	1.26	1.23	1.27
Site operating costs, net of by-product credits (US$ per pound)	2.77	1.72	1.28	1.77	1.96
Site operating costs, net of by-product credits	56,230	46,836	41,860	43,679	41,314
Add off-property costs:
Treatment and refining costs	2,133	1,480	3,643	1,879	2,414
Transportation costs	5,115	4,436	5,801	4,303	3,305
Total operating costs	63,478	52,752	51,304	49,861	47,033
Total operating costs (C1) (US$ per pound)	3.13	1.94	1.57	2.02	2.23

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Site operating costs	59,859	54,921	50,134	49,753	47,156
Add:
Capitalized stripping costs	15,142	12,737	10,882	14,794	21,452
Total site costs	75,001	67,658	61,016	64,547	68,608

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, except per share amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Estimated tax effect of adjustments	(2,021)	(1,245)	1,841	(100)
Adjusted net income	6,162	13,312	27,020	9,948
Adjusted EPS	0.02	0.05	0.10	0.04

(Cdn$ in thousands, except per share amounts)	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Net income (loss)	(11,217)	5,694	987	18,745
Unrealized foreign exchange (gain) loss	8,798	(13,595)	(7,512)	(12,985)
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-	-	-
Loss on settlement of long-term debt	5,798	-	-	-
Call premium on settlement of long-term debt	6,941	-	-	-
Unrealized loss on derivatives	802	586	1,056	3,528
Estimated tax effect of adjustments	(3,656)	(158)	(285)	(953)
Adjusted net income (loss)	(5,534)	(7,473)	(5,754)	8,335
Adjusted EPS	(0.02)	(0.03)	(0.02)	0.03

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Loss on settlement of long-term debt (included in finance expenses) and call premium;
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Add:
Depletion and amortization	13,506	16,202	17,011	17,536
Finance expense	12,155	12,072	11,875	11,649
Finance income	(166)	(218)	(201)	(184)
Income tax expense	1,188	9,300	22,310	7,033
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Amortization of share-based compensation expense	3,273	1,075	117	1,650
Adjusted EBITDA	38,139	52,988	76,291	47,732

(Cdn$ in thousands)	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Net income (loss)	(11,217)	5,694	987	18,745
Add:
Depletion and amortization	15,838	18,747	23,894	25,512
Finance expense (includes loss on settlement of long-term debt and call premium)	23,958	10,575	11,203	10,461
Finance income	(75)	(47)	(4)	(48)
Income tax (recovery) expense	(4,302)	(2,724)	(580)	4,326
Unrealized foreign exchange (gain) loss	8,798	(13,595)	(7,512)	(12,985)
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-	-	-
Unrealized loss on derivatives	802	586	1,056	3,528
Amortization of share-based compensation expense	2,920	1,242	2,501	1,321
Adjusted EBITDA	23,722	20,478	31,545	50,860

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended March 31,
(Cdn$ in thousands)	2022	2021
Earnings from mining operations	29,267	14,475
Add:
Depletion and amortization	13,506	15,838
Earnings from mining operations before depletion and amortization	42,773	30,313

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Site operating costs (included in cost of sales)	59,859	54,921	50,134	49,753	47,156

Tons milled (thousands) (75% basis)	5,285	5,523	5,576	5,429	5,402
Site operating costs per ton milled	$11.33	$9.94	$8.99	$9.16	$8.73